EXHIBIT 99.1

Taseko Issues 2024 Sustainability Report

VANCOUVER, British Columbia, June 23, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") has published its annual Sustainability Report, titled C2 (Copper x Community).

This year’s report highlights Taseko’s operational and sustainability achievements, with an emphasis on the connection between copper production and the people, communities, and social environments that support and benefit from our operations and projects.

With 20 years of successful operations under Taseko’s stewardship, 2024 marked a milestone year for the Company’s flagship operation, the Gibraltar Mine. As Canada’s second-largest copper mine, Gibraltar continues to reflect Taseko’s commitment to operational excellence, health and safety, and delivering ‘360° of Value’ for all stakeholders.

Construction at Florence Copper, which will be Taseko’s second operation, remained on schedule and on budget. In 2024, more than 500,000 construction hours were worked without a lost-time injury, demonstrating the Company’s strong safety culture. Florence Copper will soon become one of the lowest carbon and energy-intensive copper producers in the world, offering domestically-produced, traceable and high-purity copper metal to support North American manufacturing and economic security.

Taseko also continues to advance the Yellowhead copper project in British Columbia’s North Thompson region. In 2024, a new project office was opened to support ongoing community engagement initiatives and the project entered into the Simpcw First Nation’s Indigenous-led assessment process.

Stuart McDonald, President & CEO of Taseko, commented, “2024 was a landmark year for Taseko, from both an operational and sustainability perspective. We are proud to share our performance in the 2024 Sustainability Report and highlight how our business creates long-term value, not just through copper production, but through meaningful partnerships and connections with our employees, and the people and communities that support our work.”

Taseko’s Sustainability Report, C2 (Copper x Community), is available at bit.ly/TasekoSustainability.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

Investor enquiries: Brian Bergot, Vice President, Investor Relations – 778-373-4554
Media enquiries: Sean Magee, Vice President, Corporate Affairs – 778-373-4543

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties about economic conditions generally including inflation levels, tariffs, and in particular with respect to the demand for copper and other metals we produce;
  uncertainties related to the accuracy of our estimates of Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to First Nations claims and consultation issues;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  environmental issues and liabilities associated with mining;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects,;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.